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May 28, 2019

Via EDGAR, Email and FedEx

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HomeStreet, Inc.

DEFA14A filing made under cover of Schedule 14A

Filed on May 16, 2019 by HomeStreet, Inc.

File No. 001-35424

Dear Mr. Panos:

On behalf of our client, HomeStreet, Inc. (the “Company” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2019, with respect to the additional definitive soliciting material on Schedule 14A filed with the Commission on May 16, 2019, File No. 001-35424.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

DEFA14A filed May 16, 2019 on Schedule 14A

1.	The press release excerpt indicates that “the SEC had no objection to HomeStreet’s filing of its definitive proxy statement” upon review of HomeStreet’s explanation of events relating to HomeStreet’s efforts to comply with Rule 14a-13. This statement creates the implication that “the SEC” reached a legal conclusion on the sufficiency of HomeStreet’s explanation. Please file a corrective statement that expressly indicates that the U.S. Securities and Exchange Commission did not review HomeStreet’s explanation or its proxy statement and accordingly did not express a view on whether or not HomeStreet complied with Rule 14a-13.

Response: We hereby acknowledge the Staff’s comment. Today, the Company issued the following corrective statement:

“HomeStreet hereby revises its additional definitive soliciting material on Schedule 14A filed on May 16, 2019 as follows:

‘We believe Blue Lion continues to make false statements in an attempt to mislead shareholders via hyperbole and exaggerations. HomeStreet instructed its transfer agent (Broadridge) on April 15, 2019 to send a notice for a May 13, 2019 record date for the annual meeting – 20 business days before the record date. Subsequently, prior to the record date, Okapi Partners, our proxy solicitor, discovered that Broadridge’s notice did not clearly indicate the nature of the record date. Okapi Partners immediately contacted Broadridge to alert Broadridge of the matter and correct Broadridge’s error and sent a second round of communications to record holders prior to the record date. HomeStreet’s counsel explained these events to the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). The Staff did not object to HomeStreet’s filing of its definitive proxy statement indicating a record date of May 13, 2019 for the annual meeting. Any filing review or action by the Staff does not constitute a finding by the Commission or the Staff that our explanation is accurate or complete or not false or misleading, nor does it indicate that the Commission or the Staff has passed upon the merits of or approved our explanation or expressed a view as to whether we complied with Rule 14a-13.’”

United States Securities and Exchange Commission

Division of Corporation Finance

May 28, 2019

2.	Rule 14a-13 mandates that the registrant shall conduct the inquiry required by Rule 14a- 13(a)(1) “at least 20 business days prior to the record date…” Based on the information HomeStreet has now publicly disclosed, HomeStreet represents that the search specified under Rule 14a-13(a)(3) was only initiated within the required timeframe. Notwithstanding HomeStreet’s characterization that it relied on its agent “in ensuring compliance,” HomeStreet ─ as distinguished from its agent ─ is obligated to “make” the inquiry required under Rule 14a-13(a)(1). Because the inquiry required of all persons specified under Rule 14a-13(a)(1) was not effectuated, compliance with Rule 14a-13(a)(3) was not perfected. Please file an explanatory statement that acknowledges HomeStreet’s non-compliance.

Response: We hereby acknowledge the Staff’s comment. Today, the Company issued the following corrective statement:

“HomeStreet hereby revises its additional definitive soliciting material on Schedule 14A filed on May 16, 2019 as follows:

‘We believe Blue Lion continues to make false statements in an attempt to mislead shareholders via hyperbole and exaggerations. HomeStreet instructed its transfer agent (Broadridge) on April 15, 2019 to send a notice for a May 13, 2019 record date for the annual meeting – 20 business days before the record date. Subsequently, prior to the record date, Okapi Partners, our proxy solicitor, discovered that Broadridge’s notice did not clearly indicate the nature of the record date. Okapi Partners immediately contacted Broadridge to alert Broadridge of the matter and correct Broadridge’s error and sent a second round of communications to record holders prior to the record date. HomeStreet’s counsel explained these events to the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). The Staff did not object to HomeStreet’s filing of its definitive proxy statement indicating a record date of May 13, 2019 for the annual meeting. Any filing review or action by the Staff does not constitute a finding by the Commission or the Staff that our explanation is accurate or complete or not false or misleading, nor does it indicate that the Commission or the Staff has passed upon the merits of or approved our explanation or expressed a view as to whether we complied with Rule 14a-13.’”

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United States Securities and Exchange Commission

Division of Corporation Finance

May 28, 2019

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744 or Beth E. Berg (312) 853-7443.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Godfrey B. Evans

Executive Vice President, General Counsel,
Chief Administrative Officer & Corporate Secretary
HomeStreet, Inc.